GOLDEN HEALTH HOLDINGS, INC.

April 24, 2006

United States Securities and Exchange Commission
Attention: Jim B. Rosenberg,
Senior Assistant Chief Accountant
Division of Corporate Finance
Mail Stop 6010
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Golden Health Holdings, Inc. (the “Company”)
Annual Report on Form 10-KSB for Fiscal Year Ended September 30, 2005, Filed February 10, 2006 (the “Annual Report”)
File No. 0-25845

Dear Mr. Rosenberg:

We are in receipt of your letter dated March 17, 2006 (the “Comment Letter”) regarding the Company’s Annual Report. Thank you for your efforts in assisting us with our compliance and the overall enhancement of our disclosure. Following please find the Company’s responses to all of the comments in the Comment Letter. These responses are numbered and titled consecutively with the numbering and headings of the Comment Letter for your convenience.

Form 10-KSB for the year ended September 30, 2005

General

1.    We have clarified throughout the Annual Report that the transaction with Joy Power closed on October 3, 2005.

Management’s Discussion and Analysis, page 7
Results of Operations, page 7

2.    We have not deleted the reference to the audited information of September 30, 2005 as the information has been audited. The audit report from our accounting firm is included in the Annual Report. We have changed the reference for the information of September 30, 2004 from audited to unaudited.

Item 14. Principal Accountant and Fees, page 14
Name of Auditor, page 14

3.    We have revised the disclosure to indicate that Madsen & Associates CPAs, Inc. (“Madsen”) audited our financial statements for the year ending September 30, 2005.

Total Audit Fees for the fiscal year ending September 30, 2004, page 14

4.    We have revised the disclosure to indicate that Madsen audited our financial statements for the year ending September 30, 2005, but not for the year ending September 30, 2004.

Accountant’s Report

5.    An accountant’s report referring to the fiscal year ended September 30, 2005 for which audited financial statements are required is included in our Annual Report, e.g., the fiscal year ending September 30, 2005. In addition, a report on auditor association with the cumulative data required on an annual basis as long as the company is in the development stage has been included in our Annual Report.

Balance Sheet, page F-1

6.    The Balance Sheet has been revised to describe cumulative net losses as “deficit accumulated during the development stage” as required by FAS 7.

Statements of Stockholders; Deficit, page F-3

7.    The issuance of 30,380,000 shares of Common Stock for all the equity interests in Guangzhou Genghai Technology Development Co. Ltd., a People’s Republic of China corporation (“Genghai”), was completed in 2003 however, the capital of Genghai was not transferred to the Company. In other words, the Genghai principals defaulted on their agreement with the Company after the Company issued the shares to Genghai. That transaction was treated as a write-off of expenses in year 2003 based on the fair value of the Company’s stock.

Statements of Cash Flows, page F-4

8.    The non-cash supplemental information should be related to the fiscal year ended September 30, 2003. Thus it was not mentioned in our Annual Report for the year ended September 30, 2005. Please also refer to our answer to your Question 7 above.

Note 3, Convertible Notes Payable, page F-6

9.    The fair value of the common stock is determined by the management to be $0.001 as of September 30, 2005. It makes the convertible notes out of money as of September 30, 2005 as their conversion price is $0.03. It also makes the warrants out of money as of September 30, 2005 as the exercise price of $0.05 of the warrants attached to the convertible notes payable were higher than the fair value. Thus we put no value on the warrants as disclosed in the notes to the financial statements.

Note 4, Subsequent Events, page F-6

10.    The transaction was completed on October 3, 2005, therefore, the recapitalization was not realized on September 30, 2005 and pro forma information provided should be appropriate.

Exhibit 31.1, Certification of Chief Executive Officer
Exhibit 31.2, Certification of Chief Financial Officer

11.    We have removed the introductory language in paragraph 4 of the certifications that refers to the certifying officers’ responsibility for establishing and maintaining internal control over financial report for the company as well as paragraph 4(b), which states that the certifying officer has designed internal control over financial reporting (or caused to be designed under their supervision).

Marked copies of the Annual Report are enclosed to expedite your review. Please let us know if you have any further questions or comments. Thank you.

Very truly yours,

Golden Health Holdings, Inc.

/s/ Hoi-ho Kiu

By: Hoi-ho Kiu
Its: Chief Executive Officer